Filed pursuant to Rule 424(b)(3)
Registration No. 333-173224
PROSPECTUS SUPPLEMENT
15,000,000 Shares
SWISHER HYGIENE INC.
     This prospectus supplement and the underlying prospectus relate to an aggregate of 15,000,000 shares of common stock, par value $0.001 per share, of Swisher Hygiene Inc., a Delaware corporation, (“Swisher Hygiene” or the “Company”), which may be issued from time to time by the Company in connection with acquisitions of assets, businesses, or securities in the essential commercial hygiene industries. We expect that the terms of acquisitions involving the issuance of any such shares will be determined by direct negotiations with the owners or controlling persons of the assets, businesses or securities to be acquired, and that the shares of common stock issued will be valued at prices reasonably related to the market price of the common stock either at the time an agreement is entered into concerning the terms of the acquisition or at or about the time the shares are delivered.
     We do not expect to receive any cash proceeds when we issue shares of common stock offered by this prospectus.
     Our common stock trades on the Nasdaq Global Market (“NASDAQ”) and the Toronto Stock Exchange (“TSX”). On May 11, 2011, the last reported sales price of our common stock on the NASDAQ was $5.95 per share. On May 11, 2011, the last reported sale price for our common stock on the TSX was $5.95 per share (in U.S. dollars).
     Investing in the shares involves risks. See the “Risk Factors” section beginning on page 3 of the prospectus to which this prospectus supplement relates.
     You should rely only on the information contained in this prospectus supplement and the underlying prospectus. We have not authorized any dealer, salesperson or other person to provide you with information concerning us, except for the information contained in this prospectus supplement and the underlying prospectus. The information contained in this prospectus supplement and the underlying prospectus is complete and accurate only as of the date on the front cover page of this prospectus supplement and the underlying prospectus, respectively, regardless of the time of delivery of this prospectus supplement and the underlying prospectus or the sale of any common stock. This prospectus supplement and the underlying prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the underlying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is May 12, 2011.

Recent Acquisitions under this Prospectus
     On May 2, 2011, we completed the acquisition of substantially all of the assets of Sarner Enterprises, Inc. a former Swisher franchisee located in Rodondo Beach, California, for consideration consisting of (1) 729,246 shares of Swisher Hygiene common stock at a value of $8.14 per share, and (2) assumed liabilities of approximately $70,000.
     On May 3, 2011, we completed the acquisition of substantially all of the assets of ProClean of Arizona, Inc., a hygiene and chemical provider operating in the Southwest region of the United States, for consideration of (1) $7,767,000 in cash, (2) 1,218,027 shares of Swisher Hygiene common stock at a value of $8.21 per share, and (3) assumed liabilities of approximately $1,600,000.
     On May 4, 2011, we completed the acquisition of substantially all of the assets of American Chemical Concepts, Inc., a Virginia-based hygiene and chemical provider, for consideration consisting of (1) $212,500 in cash, (2) 68,543 shares of Swisher Hygiene common stock at a value of $6.71 per share, and (3) assumed liabilities of approximately $78,000.
     On May 4, 2011, we completed the acquisition of substantially all of the assets of Chem Serve, Inc., a California-based hygiene and chemical provider, for consideration consisting of (1) $100,000 in cash, (2) 35,000 shares of Swisher Hygiene common stock at a value of $6.71 per share, and (3) assumed liabilities of approximately $26,000.
     On May 9, 2011, we completed the acquisition of substantially all of the assets of Mr. Hood Solutions Company, an Oregon-based hygiene and chemical provider operating primarily in the Northwest region of the United States, for consideration consisting of (1) $22,000,000 in cash, (2) 1,857,143 shares of Swisher Hygiene common stock at a value of $7.00 per share, and (3) assumed liabilities of approximately $1,300,000.
WHERE YOU CAN FIND MORE INFORMATION
     We have filed with the Securities and Exchange Commission a Registration Statement on Form 10 (the “Form 10”). Pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) the Form 10 went effective on January 10, 2011, and as of that date we are subject to the reporting requirements of the Exchange Act, and the rules and regulations thereunder. As such, we file reports, proxy statements, information statements, and other information with the SEC.
     We have filed with the SEC a Registration Statement on Form S-4 under the Securities Act to register with the SEC the securities described herein. This prospectus supplement and the underlying prospectus, which are part of the registration statement, does not contain all of the information set forth in the registration statement. For further information about us and our securities, you should refer to the registration statement. You may read and, for a fee, copy this information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on its Public Reference Rooms. Our SEC and other public filings will also be available to the public from commercial document retrieval services, and at the web site maintained by the SEC at http://www.sec.gov and on the System for Electronic Document Analysis Retrieval (SEDAR) website at http://www.sedar.com.
     Our Internet address is www.swisherhygiene.com. We will make available through a link to the SEC’s web site, electronic copies of the materials we file with the SEC (including our annual reports on Form 10-K, 77 our quarterly reports on Form 10-Q, our current reports on Form 8-K, the Section 16 reports filed by our executive officers, directors, and 10% stockholders and amendments to those reports) and electronic copies of the materials we file with Canadian Securities Regulators through a link to SEDAR. To receive paper copies of our SEC materials, please contact us by mail addressed to Swisher Hygiene Inc., Investor Relations, 4725 Piedmont Row Drive, Suite 400, Charlotte, North Carolina 28210.

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